FOR IMMEDIATE RELEASE
     JANUARY 8, 1997

                                        Media Contact:  Robert Fort
                                        (757) 629-2710

     NORFOLK, VA -- Norfolk Southern Corporation (NYSE:NSC) today announced that it is extending its previously announced tender offer for shares of Conrail. The tender offer has been extended through 12:00 midnight, New York City time, on Friday, January 24, 1997. Norfolk Southern continues to offer $115 cash per share for all shares of Conrail. According to the depositary for the Norfolk Southern tender offer, approximately 2,568,000 Conrail shares had been tendered and not withdrawn pursuant to Norfolk Southern s offer as of the afternoon of January 7.

          Norfolk Southern also said that it has received signed commitment letters from banks in amounts more than sufficient to fund its current offer. Accordingly, the financing condition of the Norfolk Southern offer has been satisfied.

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